RESIGNATION OF MEMBER
OF THE BOARD OF DIRECTORS
OF
BARON ENERGY, INC.

The undersigned hereby resigns, effective as of February 28, 2010, as a Director of BARON ENERGY, INC., a Nevada corporation.

/s/      Lou Schiliro

Lou Schiliro